EXHIBIT 99.1

Forward Pharma A/S Announces Change in Ratio of American Depositary Shares to Ordinary Shares

COPENHAGEN, Denmark, Nov. 26, 2019 (GLOBE NEWSWIRE) -- Forward Pharma A/S (NASDAQ:FWP) (“Forward” or the “Company”) today announced that its Board of Directors has approved a change in the number of its ordinary shares represented by American Depositary Shares (“ADSs”), issued by the Bank of New York Mellon as depositary, from two ordinary shares per ADS to 14 ordinary shares per ADS. The change in exchange ratio for the ADSs will have the same effect as a 1-for-7 reverse stock split of the ADSs. The ADSs will continue to trade on the Nasdaq Capital Market. Forward’s ordinary shares will not be affected by the change, the change will have no effect on the total number of ordinary shares in the ADS program, nor will it affect the total market value of our ADS or the market cap of the Company.

The new ADS to ordinary share ratio of 1-for-14 will be effective prior to the commencement of trading on the Nasdaq Capital Market on Friday, December 6, 2019. The change in ratio is intended to increase the per share trading price of the Company’s ADSs to satisfy the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market.

No fractional ADSs will be issued. Holders who would otherwise receive fractional ADSs will receive a cash payment in lieu of such fractional ADSs. The cash in lieu rate will be set when the depositary sells the ADSs that would otherwise have been issued as fractional ADSs in one or more market trades.

ADS holders with ADSs held in book-entry form or through a bank, broker or other nominee are not required to take any action and will see the impact of the change to the ADS ratio reflected in their accounts after December 6, 2019. Beneficial holders may contact their bank, broker or nominee for more information. ADS holders with ADSs held in certificate form may exchange their certificates for book-entry ADSs resulting from the changed ADS ratio. Shortly after December 6, 2019, such ADS holders will receive a Letter of Transmittal and instructions for exchanging their certificates from the depositary.

About Forward Pharma:

Forward Pharma A/S is a Danish biopharmaceutical company that commenced development in 2005 of a proprietary formulation of DMF for the treatment of inflammatory and neurological indications. The Company granted to Biogen an irrevocable license to all of its IP through the License Agreement and received from Biogen a non-refundable cash fee of $1.25 billion in February 2017, with the return of EUR 917.7 million to shareholders through a capital reduction in September 2017. The Company has the opportunity to receive royalties from Biogen on Biogen’s net sales of Tecfidera® or other DMF products for multiple sclerosis outside the U.S., dependent on, among other things, a favorable outcome in Europe with respect to the ‘355 Patent Opposition Proceeding, including any appeal thereto.

The principal executive offices are located at Østergade 24A, 1st Floor, 1100 Copenhagen K, Denmark and our ADSs are publicly traded on the Nasdaq Stock Market (FWP). For more information about the Company, please visit our website at http://www.forward-pharma.com.

Forward Pharma A/S Investor Relations Contact:

Forward Pharma A/S
Claus Bo Svendsen, MD, PhD
Chief Executive Officer

Investor Relations
investors@forward-pharma.com

Solebury Trout
John Graziano
jgraziano@troutgroup.com
+1 (646) 378 2942

Forward Looking Statements:

Certain statements in this press release may constitute “forward-looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “estimate,” “would,” “may,” “plan,” and “potential.” Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: the ability of the Company to regain compliance with the Nasdaq Listing Rules, the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc. and certain other parties thereto; our ability to obtain, maintain, enforce and defend issued patents with royalty-bearing claims; our ability to prevail in or obtain a favorable decision in the ‘355 patent European Opposition Proceeding, after all appeals; the expected timing for key activities and an ultimate ruling in such legal proceedings; the issuance and term of our patents; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties; our ability to defend our tax filing positions; and the sufficiency of the Company's cash resources. Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2018. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.